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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                              DIALOGIC CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                INTEL CORPORATION

                        INTEL LMH ACQUISITION CORPORATION
                                    (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   25249910-8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                          SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                                 KENNETH R. LAMB
                               GREGORY J. CONKLIN
                           GIBSON, DUNN & CRUTCHER LLP
                              ONE MONTGOMERY STREET
                                  TELESIS TOWER
                             SAN FRANCISCO, CA 94104
                                 (415) 393-8200
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                                  INTRODUCTION

         This Amendment No. 1 dated June 29, 1999 to Tender Offer Statement on
Schedule 14D-1 dated June 7, 1999 (the "Schedule 14D-1") relates to the offer by Intel LMH Acquisition Corporation, a New Jersey corporation ("Purchaser"), and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of Dialogic Corporation, a New Jersey corporation (the "Company"), at a price of $44 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). This Amendment No. 1 is filed in response to the comments of the Securities and Exchange Commission with respect to the Schedule 14D-1.

         Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         The first full paragraph of Section 18 ("Certain Conditions of the Offer") of the Offer to Purchase, dated June 7, 1999, which is attached as Exhibit (a)(1) to the Schedule 14D-1, is amended and restated in its entirety to read in full as follows:

         Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Intel's obligation to pay for or return tendered Shares after termination of the Offer, Intel will not be required to accept for payment or pay for any Shares, may delay the acceptance for payment of any Shares pursuant to Section 1.1(b) of the Merger Agreement, may extend the Offer by one or more times, and may terminate the Offer at any time after September 15, 1999 if (a) the Minimum Condition is not satisfied by the Expiration Date,
         (b) any applicable waiting period under the HSR Act has not expired or terminated prior to the Expiration Date, (c) approval of all necessary government officials and agencies has not been obtained on terms and conditions reasonably satisfactory to Intel prior to the Expiration Date, or (d) at any time after May 31, 1999 and before the Expiration Date, any of the following events has occurred and is continuing:
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1999                      INTEL LMH ACQUISITION CORPORATION

                                          By: /s/ CARY KLAFTER
                                             ----------------------------------
                                             Cary Klafter
                                             Vice President and Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1999                      INTEL CORPORATION

                                          By: /s/ F. THOMAS DUNLAP, JR.
                                             ----------------------------------
                                             F. Thomas Dunlap, Jr.
                                             Vice President, General Counsel
                                             and Secretary